LSI Industries Inc.

10000 Alliance Road

Cincinnati, Ohio 45242

September 25, 2019

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LSI Industries Inc. Accelereation Request
Registration Statement on Form S-3
Filed September 6, 2019
File No. 333-233660

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the registrant named below hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to, and that the Registration Statement be declared effective at, 11:00 a.m. (Washington D.C. time) on September 30, 2019 or as soon as practical thereafter, unless we or our outside counsel, Mark Reuter at Keating Muething & Klekamp PLL, request that such Registration Statement be declared effective at some other time. In this connection, the registrant acknowledges that it is aware of its responsibilities under the Act.

Very truly yours,

LSI Industries Inc.

By:	/s/ Thomas A. Caneris
Thomas A. Caneris
Senior Vice President, Human Resources
and General Counsel

cc:     Mr. Mark Reuter - Keating Muething & Klekamp PLL